                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*


                              CREDIT DEPOT CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                            COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                           (Title of Class of Securities)


                                      225324102
--------------------------------------------------------------------------------
                                   (CUSIP Number)


      JONATHAN B. REISMAN, ESQ., 5100 TOWN CENTER CIRCLE, SUITE 330, BOCA RATON FLORIDA 33486, (561) 361-9300
--------------------------------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)


                              SEPTEMBER 1, 1997
--------------------------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                              Page 1 of 5 Pages

                                  SCHEDULE 13D

CUSIP NO. 225324102                                           PAGE 2 OF 5 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        THIEME FONDS INTERNATIONAL
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

       WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


       LUXEMBOURG
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES               1,965,750
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING              0
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                        1,965,750
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,965,750
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         33%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

         IV
         CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




                              Page 2 of 5 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Reporting Person may be deemed to be the beneficial owner of 1,965,750 Shares which represent approximately 33% of the outstanding Common Stock of Credit Depot computed in accordance with the provisions of Rule 13d-3 under the Securities Exchange Act of 1934 ("Rule 13d-3"). Of the foregoing an aggregate of 100,000 Shares may be acquired upon conversion of 12,500 Shares of 9% Cumulative Preferred Stock (the "Preferred Stock") 875,000 Shares may be acquired upon conversion of a 10% Secured Convertible Note in the face amount of $350,000 (the "Secured Note") 906,250 Shares which may be acquired upon exercise of warrants issued by Credit Depot to the Reporting Person including a warrant issued in connection with the Secured Note (the "Warrant"). Does not include 11,219 Shares which may be acquired upon exercise of a warrant issued by Credit Depot beneficially owned by Thieme Consulting, Inc.

         AHGF may be deemed to be the beneficial owner of approximately 1.0% of the outstanding Common Stock of Credit Depot computed in accordance with the provisions of Rule 13d-3.

                                Page 3 of 5 Pages

          The Reporting Person disclaims any beneficial ownership of any securities beneficially owned by AHGF or Thieme Consulting, Inc. The Reporting Person disclaims any membership in a group with AHGF or Thieme Consulting, Inc.

         (b) The Reporting Person has and, to the best of the Reporting Person's knowledge, AHGF and Thieme Consulting, Inc. each have, sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of their respective Shares or will have such power upon the issuance of the respective Shares, as the case may be.

         (c) On July 30, 1997, the Reporting Person loaned $350,000 to Credit Depot and received the Secured Note and the Warrant. The Secured Note matures on October 31, 1997, bears interest at the annual rate of 10% and is convertible into 875,000 Shares. The Secured Note is guaranteed by Credit Depot's subsidiaries and secured by rights to payments arising out of interest income due to Credit Depot generated from loans sold by Credit Depot from March 1996 to November 1996 to Access Financial Lending Corp. The Warrant entitles the holder thereof to purchase 875,000 Shares at $.40 per Share, subject to adjustment, during the period commencing on the earlier to occur on (i) the occurrence of a default under the Secured Note which results in an acceleration of the due date of the Secured Note or (ii) October 31, 1997 and terminating on March 31, 1999. Credit Depot has agreed to register the Shares underlying the Secured Note and the Warrant under the Securities Act of 1933. During the sixty day period immediately prior to the date hereof, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any of the other persons referred to in the response to Item 2 hereof, engaged in any other transactions with respect to securities issued by Credit Depot.

         (d) No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the Shares owned by the Reporting Person or any of the other persons referred to in the response to Item 2 hereof.

         (e) Not applicable.



                                Page 4 of 5 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                           Date:  September 11, 1997


                                           THIEME FONDS INTERNATIONAL

                                    /s/ Heiko H. Thieme
                                    ----------------------------------------
                                    Heiko H. Thieme, Chief Executive Officer

                                Page 5 of 5 Pages